

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549-1004

FORM 11-K


SEC MAIL PROCESSING
RECEIVED
SEP 29 2003
WASH. D.C. SECTION

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2003

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________ to ____________________

Commission file number 0-20900

COMPUWARE CORPORATION ESOP/401(k) PLAN

(Full title of the plan)

Compuware Corporation
One Campus Martius
Detroit, Michigan 48226

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive officers)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Compuware Corporation, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Compuware Corporation
ESOP/401(k) Plan

(Name of Plan)

Date: September 22, 2003

By: Laura L. Fournier

Laura L. Fournier
Senior Vice President and
Chief Financial Officer

Deloitte & Touche LLP
Suite 900
600 Renaissance Center
Detroit, Michigan 48243-1895

Tel: (313) 396-3000
www.deloitte.com


Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT

Trustees of the Compuware Corporation
ESOP/401(k) Plan
Compuware Corporation

We have audited the accompanying statements of assets available for benefits of the Compuware Corporation ESOP/401(k) Plan (the "Plan") as of March 31, 2003 and 2002 and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of March 31, 2003 and 2002 and the changes in assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, listed in the Table of Contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

September 8, 2003

Deloitte
Touche
Tohmatsu

COMPUWARE CORPORATION ESOP/401(k) PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
MARCH 31, 2003 AND 2002

	2003	2002
ASSETS:		
Investments—at fair value (Note 5):		
Common Stock—Compuware Corporation	$ 48,557,750	$153,916,017
Common Stock—Bank One	2,917,988	3,826,119
Mutual Funds:		
Short-term securities	34,983,885	31,669,275
Bonds (government and corporate)	31,108,753	24,291,656
Equity	166,098,624	226,015,942
Real estate	2,244,790	1,565,663
Participant loans	3,752,048	4,870,976
Total investments	289,663,838	446,155,648
Other receivable	45,710	37,875
ASSETS AVAILABLE FOR BENEFITS	$289,709,548	$446,193,523

See notes to financial statements.

COMPUWARE CORPORATION ESOP/401(k) PLAN

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED MARCH 31, 2003 AND 2002

	2003	2002
ADDITIONS (REDUCTIONS) TO ASSETS ATTRIBUTABLE TO:		
Investment (loss) income (Note 6):		
Interest and dividends	$ 4,342,129	$ 5,407,815
Net (depreciation) appreciation in fair value of Compuware Corporation common stock	(113,303,814)	38,881,361
Net (depreciation) appreciation in fair value of Bank One common stock	(616,666)	536,278
Net depreciation in fair value of Mutual Funds	(57,172,372)	(7,175,311)
Total investment (loss) income	(166,750,723)	37,650,143
Contributions (Note 6):		
Employee	34,803,159	41,432,206
Employer	9,425,000	10,656,736
Participant rollover	1,348,644	3,496,937
Total contributions	45,576,803	55,585,879
Total (reductions) additions	(121,173,920)	93,236,022
REDUCTIONS IN ASSETS ATTRIBUTABLE TO:		
Benefits paid to participants (Note 6)	35,308,832	39,417,252
Administrative and other expenses	1,223	1,968
Total reductions	35,310,055	39,419,220
NET (DECREASE) INCREASE	(156,483,975)	53,816,802
ASSETS AVAILABLE FOR BENEFITS—Beginning of year	446,193,523	392,376,721
ASSETS AVAILABLE FOR BENEFITS—End of year	$ 289,709,548	$ 446,193,523

See notes to financial statements.

1. GENERAL DESCRIPTION OF THE PLAN

The following description of the Compuware Corporation (the "Company") ESOP/401(k) Plan (the "Plan") provides only general information. The Plan document should be referred to for a more complete description of the Plan's provisions.

General—The Plan is a defined contribution plan with two benefit features: an Employee Stock Ownership Plan ("ESOP") and a 401(k) Plan. The assets for both features are combined in a common trust. All U.S. employees that are salaried or part-time hourly, as well as certain full-time hourly employees, meeting the eligibility requirements, will receive the discretionary employer ESOP contribution. During the Plan year ended March 31, 2003, participants classified by the Company as Tier I or Tier II Executives covered under the Employer's Executive Bonus Plan are eligible for the ESOP portion of the Plan. The 401(k) feature covers all full-time and part-time U.S. employees of the Company who have completed one hour of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Compuware has entered into a trust agreement with Fidelity Management Trust Company ("Fidelity") appointing Fidelity to act as trustee of the Plan.

Contributions—ESOP—Employer contributions to the ESOP are at the discretion of the Company's Board of Directors, subject to a maximum of 25% of eligible compensation. Contributions may be made in cash, in Company stock or a combination of both. All employer contributions made during the 2003 and 2002 Plan years were in the form of Company stock.

Contributions—401(k)—Participants in the Plan may elect to defer up to 50% of their pay per pay period on a pre-tax basis, and up to 10% of their pay, per pay period on an after-tax basis, with a combined maximum limit of 50% for investment in the Plan. The amount of pay deferral contributions for each participant is limited to $12,000 during the 2003 calendar year and $11,000 during the 2002 calendar year based on the applicable provisions of the Internal Revenue Code. Participants who reach age 50 during the calendar year and are making the maximum Internal Revenue Service pre-tax contribution may make an additional pre-tax "catch-up" contribution of up to 50% of their eligible pay, per pay period. The maximum annual catch-up contribution is $2,000 for 2003 and $1,000 for 2002 (will increase by $1,000 per year through 2006 and $500 per year after 2006).

Participants' Accounts—ESOP—Company contributions to the ESOP are allocated to eligible individual participant accounts based on each participant's fiscal year compensation as a percentage of aggregate fiscal year compensation of all participants.

Participants' Accounts—401(k)—All Plan withholdings contributed to the Plan are deposited in each participant's account according to the investment option(s) selected by the participant. Earnings on investments, net of investment management fees, are allocated to participants' accounts based on each participant's account balance as a percentage of aggregate account balances of all participants.

Vesting—ESOP—Participants are vested based on the number of years of service. Vesting begins after three years of service, with full vesting occurring after seven years of service. In any year in which the Plan becomes top heavy, vesting begins after two years of service, with full vesting after six years. Forfeited shares are allocated to remaining participants in the same manner as Company contributions.

Vesting—401(k)—All participant contributions and earnings thereon are fully vested.

Forfeited Accounts—During the Plan year March 31, 2003 and 2002, forfeited nonvested accounts totaled $752,319 and $2,355,546, respectively. These accounts are used to reduce employer contributions in the Plan year.

Participant Loans—Participants may have only two outstanding loans at any time (one from the ESOP allocations and one from the remaining portion of their ESOP/401(k) Plan account, excluding certain amounts from plan mergers). The minimum loan amount of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested 401(k) and ESOP source balance minus the highest outstanding loan balance in the past 12 months. Generally, loan terms range from 6 to 60 months. The loans are secured by the balance in the participant's account and bear interest at a rate as determined by the Plan administrator (the Company) quarterly to be 1% above the Prime Interest Rate. Interest rates on loans currently outstanding range from 5.25% to 10.9%. Principal and interest is paid ratably through semi-monthly payroll deductions for salaried employees and via Fidelity's Loan Coupon Service for hourly employees.

Payment of Benefits—On termination of service due to death, disability, retirement or other reasons, a participant will receive a lump-sum amount equal to the value of the participant's vested interest in the account. Benefit payments from merged plans shall be payable in such other forms as were permitted under the terms of the merged plan from which they were transferred.

2. SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting—The financial statements of the Plan are prepared in accordance with the principles generally accepted in the United States of America ("generally accepted accounting principles").

Investment Valuation—The Plan's investments are stated at fair value (based on quoted market prices) as of the financial statement date, which represent net asset value of shares held by the Plan at year-end. The Plan's investment in Company stock is valued at its quoted market price of $3.39 and $12.91 at March 31, 2003 and 2002, respectively. Participant loans receivable are valued at cost plus accrued interest, which approximates fair value.

Net appreciation or depreciation in fair value of investments is determined using the fair value at the beginning of the year or purchase price, if acquired since that date, and is presented in the statements of changes in assets available for benefits. Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income are reported as earned.

Use of Estimates—The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits at March 31, 2003 and 2002, and the reported amounts of changes in assets available for benefits during the years then ended. Actual results could differ from those estimates. The Plan invests in various securities including mutual funds and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of assets available for benefits.

Plan Expenses—Plan expenses consisting primarily of fees to the recordkeeper, are expensed when incurred. Certain other expenses are absorbed by the Company.

3. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts.

4. TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated March 25, 1997, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. In March 2002, the Plan document as amended and restated effective April 1, 2001 was submitted to the Internal Revenue Service in application for a determination letter. This application is under review by the Internal Revenue Service. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5. INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan's assets available for benefits are as follows:

	2003	2002
Compuware Corporation Common Stock:		
ESOP*	$ 40,077,477	$ 130,380,676
401(k)	8,480,273	23,535,341
Fidelity Equity Income Fund	20,341,345	27,544,134
Fidelity Diversified International Fund	18,239,578	22,440,634
Fidelity Mid-Cap Stock Fund	40,722,551	60,173,463
Fidelity Retirement Money Market Fund	30,919,666	29,525,215
Spartan U.S. Equity Index Fund	44,567,853	63,606,458
Fidelity U.S. Bond Index	27,293,558	21,467,227

*Non-participant directed

During the Plan year ended March 31, 2003 and 2002, the Plan's investments that represent 5% or more of the Plan's assets available for benefits (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value, during the Plan years as follows:

	2003	2002
Compuware Corporation Common Stock:		
ESOP*	$ (95,099,810)	$ 31,897,542
401(k)	(18,204,004)	6,983,819
Fidelity Equity Income Fund	(7,242,239)	279,958
Fidelity Diversified International Fund	(3,849,635)	198,426
Fidelity Mid-Cap Stock Fund	(17,404,651)	(2,931,256)
Spartan U.S. Equity Index Fund	(16,258,453)	(816,707)
Fidelity U.S. Bond Index	1,368,792	(124,171)

*Non-participant directed

6. FUND INFORMATION

Investment income, participation contributions, employer contributions, benefits paid to participants, administrative and other expenses and exchanges are as follows for the years ended March 31, 2003 and 2002:

	Non-Participant Directed			
	Compuware Common Stock ESOP	Compuware Common Stock Loan	Participant Directed	Total
BEGINNING BALANCE—MARCH 31, 2002	$ 130,380,676	$ 960,257	$ 314,852,590	$ 446,193,523
INVESTMENT (LOSS) INCOME	(95,099,424)	62,034	(71,713,333)	(166,750,723)
CONTRIBUTIONS:				
Employer	9,425,000			9,425,000
Employee			34,803,159	34,803,159
Participant rollover			1,348,644	1,348,644
Total contributions	9,425,000	-	36,151,803	45,576,803
BENEFITS PAID TO PARTICIPANTS	4,736,583	80,585	30,491,664	35,308,832
ADMINSTRATIVE AND OTHER EXPENSES			1,223	1,223
EXCHANGES	107,808	(359,661)	251,853	-
ENDING BALANCE—MARCH 31, 2003	$ 40,077,477	$ 582,045	$ 249,050,026	$ 289,709,548

	Non-Participant Directed			
	Compuware Common Stock ESOP	Compuware Common Stock Loan	Participant Directed	Total
BEGINNING BALANCE—MARCH 31, 2001	$ 95,470,927	$ 1,212,082	$ 295,693,712	$ 392,376,721
INVESTMENT INCOME	31,909,361	94,835	5,645,947	37,650,143
CONTRIBUTIONS:				
Employer	10,656,736			10,656,736
Employee			41,432,206	41,432,206
Participant rollover			3,496,937	3,496,937
Total contributions	10,656,736	-	44,929,143	55,585,879
BENEFITS PAID TO PARTICIPANTS	7,289,552	29,185	32,098,515	39,417,252
ADMINSTRATIVE AND OTHER EXPENSES			1,968	1,968
EXCHANGES	(366,796)	(317,475)	684,271	-
ENDING BALANCE—MARCH 31, 2002	$ 130,380,676	$ 960,257	$ 314,852,590	$ 446,193,523

* * * * * *

SUPPLEMENTAL SCHEDULE

COMPUWARE CORPORATION ESOP/401(k) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
MARCH 31, 2003

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value (in shares)	(d) Cost	(e) Current Value
*	Compuware Corporation Common Stock	14,323,820	$ 83,741,389	$ 48,557,750
*	Fidelity Equity Income	549,618	28,172,095	20,341,345
*	Fidelity Diversified International	1,127,989	22,434,052	18,239,578
*	Fidelity Dividend Growth	396,809	10,676,561	8,428,217
*	Fidelity Mid-Cap Stock Fund	2,574,118	52,383,885	40,722,551
*	AF Growth Fund of America—Class A	35,111	651,886	632,357
*	Fidelity Retirement Money-Market	30,919,666	30,919,666	30,919,666
*	Spartan U.S. Equity Index	1,484,111	66,804,666	44,567,853
*	Fidelity U.S. Bond Index	2,411,092	26,040,003	27,293,558
*	Fidelity Institutional Short—Intermediate Government	413,451	3,942,055	4,064,219
*	Janus Worldwide	264,389	15,200,442	7,783,615
*	Domini Social Equity	3,713	82,009	77,349
*	PIMCO Foreign Bond Index	171,574	1,801,356	1,835,845
*	AXA Rosenberg Small Capitalization Fund	11,682	103,756	104,903
*	Nicholas Applegate High Yield Bond Fund	205,114	1,978,783	1,979,350
*	Janus Twenty Fund	431,738	23,239,716	12,459,971
*	Morgan Stanley Mid-Cap Growth	505,292	12,522,624	6,073,609
*	Managers Special Equity	31,330	1,994,050	1,615,668
*	Columbia Real Estate Equity	126,396	2,227,796	2,244,790
*	Lord Abbett Mid Cap Value Fund	358,270	5,778,108	5,051,608
	Bank One Common Stock	84,286	2,116,241	2,917,988
*	Loans to participants	5.25% - 10.90%	3,752,048	3,752,048
	Total assets held for investment purposes		$396,563,187	$289,663,838

* Denotes Party-in-interest

EXHIBIT INDEX

Number	
23	Independent Auditors' Consent - Deloitte & Touche LLP
99	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Deloitte & Touche LLP
Suite 900
600 Renaissance Center
Detroit, Michigan 48243-1895

Tel: (313) 396-3000
www.deloitte.com

EXHIBIT 23

Deloitte & Touche

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-70549 of Compuware Corporation on Form S-8 of our report dated September 8, 2003, appearing in this Annual Report on Form 11-K of Compuware Corporation ESOP/401(k) Plan for the year ended March 31, 2003.



Detroit, Michigan
September 22, 2003

EXHIBIT 99

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of the Compuware Corporation ESOP/401(k) Plan (the "Plan") on Form 11-K for the period ended March 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned, in the capacities and on the dates indicated below, hereby certifies pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to her knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits of the Plan.

Signature	Title	Date
Laura L. Fournier	Senior Vice President and Chief Financial Officer	September 22, 2003

Laura L. Fournier